UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Audio Cardio, Inc.

Legal status of Issuer:

   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   California

   Date of Organization:
   March 14, 2018

Physical Address of Issuer:
1846 9th St., 5, Santa Monica, CA 90404, United States

Website of Issuer:
https:/www.audiocardio.com

Current Number of Employees:
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$399,524	$154,430
Cash and Cash Equivalents	$113,087	$154,430
Accounts Receivable	$0	$0
Short-term Debt	$33,370	$34,189
Long-term Debt	$0	$0
Revenues/Sales	$114,323	$80,646
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$1,054
Net Income	$(70,915)	($9,336)

April 26, 2023

FORM C-AR

Audio Cardio, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Audio Cardio, Inc. ("**Audio Cardio**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 26, 2023.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Audio Cardio, Inc. is a California Corporation incorporated on March 14, 2018.

The Company is located at 1846 9th St., 5, Santa Monica, CA 90404, United States.

The Company's website is https:/www.audiocardio.com

The Company conducts business in United States, Canada, Great Britain, Australia, New Zealand, South Africa, U.K., India, Pakistan. The Company intends to expand into new markets.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020-2022 due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our limited revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of Common Stock, of which 8,407,500 shares of common stock are issued and outstanding and an additional 1,592,500 are reserved for issuance upon the exercise of outstanding options or for issuance to the CEO upon the achievement of certain milestones. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Chris Ellis our Chief Executive Officer, Sangyeop Sam Kwak, our Chief Science Officer and Brynt Laitipaya, our Head of Operations. The Company has or intends to enter into employment agreements with Chris Ellis, Sangyeop Sam Kwak and Bryant Laitipaya, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chris Ellis, Sangyeop Sam Kwak, Bryant Laitipaya, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business
AudioCardio is a digital hearing health and wellness company that has developed a mobile app that is designed to maintain and strengthen hearing. Backed by data and science, the AudioCardio mobile app will personalize an inaudible sound therapy to stimulate the cells inside the ear. It's like physical therapy for your hearing.

Business Plan
We are currently selling our product direct to consumer via the Apple App, Google Play Store, and website. We are also in discussions with multiple companies to resell the AudioCardio app to their client base. For instance, we are speaking with life insurance, health insurance, and pharmaceutical companies that would like to purchase the AudioCardio app subscription directly from us and provide it to their policyholders to promote better health and wellness, thus reducing costs to hold their policies. We are also talking to headphone and hearing aid brands about buying and selling our solution to their clients as distributors of the AudioCardio app. There is also interest in developing a hardware-based solution in partnership with these companies and brands. These plans are already in motion and in discussion. The model of direct to consumer was our go to market strategy and we are now using our early success as validation to sell the AudioCardio app and future product lines into distributors and enterprise clients in a business-to-business-to-consumer model.

The Company's Products and/or Services

Product / Service	Description	Current Market
AudioCardio	AudioCario offers a mobile app that delivers personalized, inaudible sound therapies.	We operate in a direct to consumer market focused on those aged between 45 - 65 years old with sensorineural hearing loss (e.g., age related, noise induced, disease, otoxic, etc.). We have future plans to move more into a business to business to consumer model.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

A few of our competitors generally include: auditory training solutions, white noise and other sound therapies, and hardware based solutions. The hearing industry has several key hearing aid brands and not many other adequate options for the general public whether it be due to lack of access to care, expensive costs or the negative social stigma associated with devices. The solutions listed require that you wear a device or sit in front of a computer while you actively engage with a training module. AudioCardio is a passive solution that runs in the background using consumer headphones or earbuds and requires no active engagement while using it.

Customer Base
We sell our products direct to consumer. Our customers vary in age, but are predominantly between 25 and 60 years old. They all have some degree of hearing loss, tinnitus (ringing in the ears) and are experiencing hearing issues. These are individual end user's who have downloaded the app and are paying a monthly, semi-annual or annual subscription.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5837812	Music therapy for physical, psychological and cognitive purposes; Music therapy services.	AUDIOCARDIO	August 5, 2018	August 20, 2019	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

DIRECTORS & OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS & OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Ellis	CEO, Director	AudioCardio - CEO - 2017 - Present	B.S. in Business Administration, Marketing from the University of Arizona – 2005.
Sangyeop Sam Kwak	Chief Science Officer, Director	Audio Cardio, Inc.- Founder / Chief Sceince Officer Seoul National University - Adjunct Professor - 2018 - Present	B.A. Systematic Musicology / Composition M.A. Psychoacoustics Ph.D Candidate Cognitive Acoustics, Systematic Musicology, Cognitive Science.
Bryant Laitipaya	Director of Operations, Director	AudioCardio - Director of Operations - 2019-Present; Happy Returns - Location Partnerships - February 2018- December 2018.	B.S. School of Policy, Management, and Development from University of Southern California - 2011.

Chris Ellis

Chris Ellis is a startup veteran with four previous exits where he held roles ranging from National Channel Manager to Head of Sales in which he led the go to market strategy, strategic partnerships and distribution models. Chris is currently CEO and cofounder of AudioCardio, a digital health and wellness company that has developed technology that aims to restore sensorineural hearing loss.

Sangyeop Sam Kwak

Sam Kwak is an inventor of various technologies in the hearing healthcare industry. He specializes in the research and development of hearing related innovative technologies and products. Sam studied Cognitive Acoustics and Systematic Musicology at the University of California, Los Angeles as a Ph.D. student. He worked as a senior researcher in the Music Cognition and Acoustics Laboratory of UCLA and earned a M.A. and B.A. in Psychological Acoustics and Systematic Musicology from Seoul National University, Korea.

Bryant Laitipaya

Bryant Laitipaya is a former startup founder who has experience building successful early-stage businesses and has held roles in operations and business development for numerous startups. Bryant is currently the Head of Operations for AudioCardio, a digital health and wellness company that has developed technology that aims to restore sensorineural hearing loss.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock (the "**Common Stock**"). As of the date of this Form C-AR, 8,643,500 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,643,500
Par Value Per Share	$0.001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.27%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity (SAFE)
Face Value	$350,000
Voting Rights	None except upon conversion
Anti-Dilution Rights	Investors do have pro-rata rights
Material Terms	The SAFEs have a valuation cap of $5,000,000 and a discount rate of 80%.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon an Equity Financing in which the Company sells Preferred Stock, the SAFEs will convert to equity, which will dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	7.0%

*These are estimates based on the valuation cap of the SAFE that has a valuation cap and based on the valuation cap of the Securities for the other. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	Stock Options
Amount Outstanding	1,590,021
Par Value Per Share	None
Voting Rights	1 Vote Per Share upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of the options, the holder of the options will acquire Common Stock, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.03%

Type	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$25,000
Voting Rights	None.
Anti-Dilution Rights	None
Material Terms	The SAFE has a valuation cap of $9,750,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	0.26%

*This is an estimate based on the valuation cap of the SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$75,000
Voting Rights	None.
Anti-Dilution Rights	None
Material Terms	The SAFE has a valuation cap of $12,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	0.63%

*This is an estimate based on the valuation cap of the SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$177,067
Voting Rights	None.
Anti-Dilution Rights	None
Material Terms	The Crowd SAFEs have a valuation cap of $9,750,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	1.82%

*This is an estimate based on the valuation cap of the Crowd SAFEs. Actual percentages will vary based on additional capital raises and changes in the capitalization of the Company.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Reimbursement to Chris Ellis
Amount Outstanding	$28,505.69
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	See the "Transactions With Related Persons And Conflicts Of Interest" Section below for additional information on this loan.
Maturity Date	Upon Demand

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Chris Ellis	3,466,000/Common Stock	40%
Good Ear Company*	5,177,500 /Common Stock	60%

*Sangyeop Kwak beneficially owns 80% of the voting securities of Good Ear Company, which means he indirectly owns approximately 48% of the Company's voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

The Company was incorporated on March 14, 2018 under the laws of the State of California and is headquartered at 1846 9th St., 5, Santa Monica, CA 90404, United States. AudioCardio is a digital hearing health and wellness company that has developed a mobile app that is designed to maintain and strengthen hearing. Backed by data and science, the AudioCardio mobile app will personalize an inaudible sound therapy to stimulate the cells inside the ear. It's like physical therapy for your hearing.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

As of March 31, 2023, the Company had an aggregate of $130,384 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$100,000	1 SAFE	General Working Capital	March 10, 2018	Section(4)(a)(2)
SAFE	$250,000	1 SAFE	General Working Capital	August 8, 2019	Section(4)(a)(2)
Crowd SAFEs	$177,067	177,067	Sales and Marketing; Product Development; Operations, Hosting & Administrative Costs; Rent, Legal and Accounting	April 28, 2021	Regulation CF
SAFE	$25,000	1	General Working Capital	June 21, 2021	Section(4)(a)(2)
SAFEs	$75,000	3	General Working Capital	August 19, 2022 – August 29, 2022	Section(4)(a)(2)
Stock Options	$0 (Grant in exchange for services)	1,590,021	N/A	November 19, 2018 to present	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

From time to time Chris Ellis, the CEO, has made Company purchases from his personal accounts. Chris has not caused all such expenses paid to be reimbursed to him as of the date of the offering, but the Company intends to reimburse Chris for such expenses. The amount of reimbursements is listed above under the Section "Outstanding Debt" above.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Ellis
_____
(Signature)

Chris Ellis
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Ellis
_____
(Signature)

Chris Ellis
_____
(Name)

CEO, Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/ Sangyeop Sam Kwak
_____
(Signature)

Sangyeop Sam Kwak
_____
(Name)

CSO, Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/ Bryant Laitipaya
_____
(Signature)

Bryant Laitipaya
_____
(Name)

Head of Operations
_____
(Title)

April 26, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Chris Ellis, certify that the financial statements of Audio Cardio, Inc. included in this Form C-AR are true and complete in all material respects.

/s/Chris Ellis
(Signature)

Chris Ellis
(Name)

CEO, Director
(Title)

AudioCardio
Most recent fiscal year-end
As of December 31, 2022

	2022
ASSETS	
Current Assets	
Cash and cash equivalents	$113,087
Total Current Assets	113,087
Fixed Assets	10,000
Internally developed software	337,118
Accumulated Depreciation	-60,681
Fixed assets, net	286,437
Total Assets	$ 399,523.76
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued expenses	$33,370
Total Liabilities	33,370
Common stock, $0.001 par value, 20,000,000 shares authorized. 9,104,148. 8,569,500. 7,304,500 and 5,177,500 shares issued and outstanding as of December 31 2021,2020, 2019 and 2018, respectively.	9,104
Additional paid-in capital	0.00
Additional paid-in capital - SAFES	610,835
Additional paid-in capital - shared based compensation	158
Accumulated deficit	-250,361
Total Stockholder's Equity	369,736.00
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	403,106.19
Revenues	$114,323
Net Income	-$70,915

AudioCardio
Statement of Cash Flows
As of December 31, 2021

		2022
Cash Flows from Operating Activities		
Net Income Loss	$	(70,915.12)
to net cash provided by operations		
Depreciation	$	60,681.00
Shared-based compensation	$	158.00
Changes in operating assets and liabilities		
Increase (Decrease) in accrued expenses	$	818.50
Net cash used in operating activities	$	**(9,257.62)**
Cash Flows from Investing Activities		
Payments for internally developed sotfware	$	(90,860.00)
Net cash used in investing activities	$	(90,860.00)
Cash Flows from Financing Activities		
Issuance of common stock	$	-
Issuance of SAFEs	$	75,000.00
Net cash provided by financing activities	$	75,000.00
Net change in cash and cash equivalents	$	(42,744.72)
Cash and cash equivalents at beginning of period	$	155,831.28
Cash and cash equivalents at end of period	$	**113,086.56**

AudioCardio
Statement of Operations
As of December 31, 2022

	2022
Revenues	$114,323
Operating expenses	
General and administrative	-70,554
Sales and marketing	-57,462
Legal	-$750.00
Travel	-$791.36
Depreciation	-$60,681.00
Total operating expenses	-$190,238.32
Net Operating Loss	-$75,915.12
EIDL Income/Grant income	$5,000.00
Net Loss	-$70,915.12

AUDIO CARDIO, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period December 31, 2021 to December 31, 2022

	Shares	Par Value	Additional Paid - In Capital	Additional Paid - In Capital- SAFES	Additional Paid - In Capital - Shared Based Compensation	Retained Earnings	Total Stockholder's Equity
Balance as of December 31, 2020	8,569,500	$8,570	0	$350,000	$1,265	$ (170,110.00)	$188,460
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	185,835	0	0	185,835
Share-based compensation	534,648	754	0	0	754	0	754
Net Income (Loss)	0	0	0	0	0	$ (9,336.00)	$ (9,336.00)
Balance as of December 31, 2021	9,104,148	$9,324	0	$535,835	$2,019	$ (179,446.00)	$365,713
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	75,000	0	0	75,000
Share-based compensation	112,000	158	0	0	158	0	158
Net Income (Loss)	0	0	0	0	0	$ (70,915.00)	$ (70,915.00)
Balance as of December 31, 2022	9,216,148	$9,482	0	$610,835	$2,177	$ (250,361.00)	$369,956

AudioCardio
Most recent fiscal year-end
As of December 31, 2021

ASSETS	2021
Current Assets	
Cash and cash equivalents	$154,430
Total Current Assets	**154,430**
Fixed Assets	
Internally developed software	246,258
Accumulated Depreciation	(1,023)
Fixed assets, net	**247,281**
Total Assets	**401,710**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued expenses	$34,189
Total Liabilities	**34,189**
Common stock, $0.001 par value, 20,000,000 shares authorized. 8,569,500. 7,304,500 and 5,177,500 shares issued and outstanding as of December 31 2020, 2019 and 2018, respectively.	8,570
Additional paid-in capital	0
Additional paid-in capital - SAFES	535,835
Additional paid-in capital - shared based compensation	754
Accumulated deficit	(179,446)
Total Stockholder's Equity	**365,713**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$399,902**

AudioCardio
Statement of Cash Flows
As of December 31, 2021

	2021
Cash Flows from Operating Activities	
Net Income Loss	**($9,336)**
to net cash provided by operations	
Depreciation	1,023
Shared-based compensation	754
Changes in operating assets and liabilities	
Increase (Decrease) in accrued expenses	7,242
Net cash used in operating activities	**(317)**
Cash Flows from Investing Activities	
Payments for internally developed sotfware	(74,811)
Net cash used in investing activities	**(74,811)**
Cash Flows from Financing Activities	
Issuance of common stock	0
Issuance of SAFEs	185,835
Net cash provided by financing activities	**185,835**
Net change in cash and cash equivalents	**67,467**
Cash and cash equivalents at beginning of period	86,963
Cash and cash equivalents at end of period	**$154,430**

AudioCardio
State of Operations
As of December 31, 2021

	2021
Revenues	$80,646
Operating expenses	
General and administrative	40,903
Sales and marketing	41,668
Legal	11,388
Travel	0
Depreciation	1,023
Total operating expenses	**94,981**
Net Operating Loss	**(14,336)**
EIDL Income/Grant income	5,000
Net Loss	**($9,336)**

AUDIO CARDIO, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period December 31, 2019 to December 31, 2019

	Shares	Par Value	Additional Paid - In Capital	Additional Paid - In Capital- SAFES	Additional Paid - In Capital -Shared Based Compensation	Retained Earnings	Total Stockholder's Equity
Balance as of December 31, 2019	7267500	$7,305	$0.00	$350,000.00	37	-$138,694.00	$218,611.00
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	0	0	0	0
Share-based compensation	1,265,000	1,265	0	0	1,265	0	1,265
Net Income (Loss)	0	0	0	0	0	(31,416)	(31,416)
Balance as of December 31, 2020	8,569,500	$8,570	$0	$350,000	$1,265	($170,110)	$188,460
Issuance of common stock	0	0	0	0	0	0	0
Issuance of SAFEs	0	0	0	185,835	0	0	185,835
Share-based compensation	534,648	754	0	0	754	0	754
Net Income (Loss)	0	0	0	0	0	(9336)	(9336)
Balance as of December 31, 2021	9,104,148	$9,324	$0	$535,835	$2,019	($179,446)	$365,713